Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS Inc.

(formerly Neptune Technologies and Bioressources Inc. (note 1))

For the three-month and nine-month periods ended December 31, 2018 and 2017 neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at December 31, 2018 and March 31, 2018

	December 31,	March 31,
	2018	2018
Assets

Current assets:
Cash and cash equivalents	$15,595,388	$24,287,107
Short-term investment (note 8)	—	2,350,000
Trade and other receivables	3,898,148	5,590,847
Tax credits receivable	37,286	49,597
Prepaid expenses	949,149	372,944
Inventories (note 5)	5,860,318	5,261,329
Other financial asset (note 14 (a)(ii))	—	19,090
	26,340,289	37,930,914

Restricted short-term investment	48,000	60,000
Property, plant and equipment (note 6)	45,874,202	41,809,576
Intangible assets (note 7)	7,676,176	5,307,634
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Other financial asset (note 14 (a)(i))	5,773,751	6,585,740
Total assets	$92,615,508	$98,596,954

Liabilities and Equity

Current liabilities:
Trade and other payables	$8,739,824	$6,747,889
Loans and borrowings (note 8)	3,106,716	4,661,356
Deferred revenues	69,723	109,954
	11,916,263	11,519,199

Deferred lease inducements	222,584	267,101
Long-term payables (note 7)	960,962	249,714
Deferred tax liabilities	181,088	27,170
Total liabilities	13,280,897	12,063,184

Equity:
Share capital (note 9)	131,025,150	128,483,507
Warrants (note 9 (d))	648,820	648,820
Contributed surplus	38,253,772	36,355,549
Accumulated other comprehensive (loss) income	(305,520)	525,559
Deficit	(90,287,611)	(79,479,665)
Total equity	79,334,611	86,533,770

Commitments and contingencies (note 15)
Subsequent event (note 18)
Total liabilities and equity	$92,615,508	$98,596,954

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Revenue from sales (note 4)	$6,132,217	$6,810,500	$17,613,772	$19,655,984
Royalty revenues	405,951	504,164	1,164,125	984,413
Total revenues	6,538,168	7,314,664	18,777,897	20,640,397

Cost of sales (note 5)	(4,310,187)	(5,299,684)	(12,699,400)	(14,054,719)
Other cost of sales - impairment loss on inventories (notes 4 and 5)	—	—	—	(1,719,362)
	(4,310,187)	(5,299,684)	(12,699,400)	(15,774,081)
Gross margin	2,227,981	2,014,980	6,078,497	4,866,316

Research and development expenses	(1,789,506)	(5,199,474)	(5,178,816)	(10,216,690)
Research tax credits and grants	12,399	36,251	37,142	145,937
	(1,777,107)	(5,163,223)	(5,141,674)	(10,070,753)
Selling, general and administrative expenses	(4,078,377)	(3,674,343)	(11,420,069)	(11,324,346)
Other income - net gain on sale of assets	—	(147,397)	—	23,723,680
Income (loss) from operating activities	(3,627,503)	(6,969,983)	(10,483,246)	7,194,897

Gain on loss of control of subsidiary (note 14 (a)(i))	—	8,783,613	—	8,783,613

Finance income (note 10)	120,021	99,606	201,435	146,671
Finance costs (note 10)	(89,201)	(554,438)	(372,217)	(2,339,380)
Change in fair value of derivative assets and liabilities	—	35,629	—	345,340
	30,820	(419,203)	(170,782)	(1,847,369)
Income (loss) before income taxes	(3,596,683)	1,394,427	(10,654,028)	14,131,141

Income tax expense	(61,344)	(52,778)	(153,918)	(39,581)
Net income (loss)	(3,658,027)	1,341,649	(10,807,946)	14,091,560

Other comprehensive income (loss)
Unrealized (losses) gains on investment (note 14 (a)(i))	(2,837,867)	141,230	(811,989)	99,835
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges (note 14 (a)(ii))	(7,945)	(4,967)	(19,090)	32,215
Total other comprehensive income (loss)	(2,845,812)	136,263	(831,079)	132,050

Total comprehensive income (loss)	$(6,503,839)	$1,477,912	$(11,639,025)	$14,223,610

Net income (loss) attributable to:
Equity holders of the Corporation	$(3,658,027)	$4,754,781	$(10,807,946)	$22,283,035
Non-controlling interest	—	(3,413,132)	—	(8,191,475)
Net income (loss)	$(3,658,027)	$1,341,649	$(10,807,946)	$14,091,560

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$(6,503,839)	$4,891,044	$(11,639,025)	$22,415,085
Non-controlling interest	—	(3,413,132)	—	(8,191,475)
Total comprehensive income (loss)	$(6,503,839)	$1,477,912	$(11,639,025)	$14,223,610

Basic and diluted income (loss) per share	$(0.05)	$0.06	$(0.14)	$0.28

Basic weighted average number of common shares (note 12)	79,903,031	78,667,951	79,396,216	78,539,581
Diluted weighted average number of common shares (note 12)	79,903,031	79,137,688	79,396,216	78,887,211

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended December 31, 2018 and 2017

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					loss
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(10,807,946)	(10,807,946)
Other comprehensive loss for the period	–	–	–	–	(811,989)	(19,090)	–	(831,079)
Total comprehensive loss for the period	–	–	–	–	(811,989)	(19,090)	(10,807,946)	(11,639,025)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	2,784,910	–	–	–	2,784,910
DSU released (note 9 (b))	135,557	204,050	–	(204,050)	–	–	–	–
Share options exercised (note 9 (a))	1,017,908	2,337,593	–	(682,637)	–	–	–	1,654,956
Total contributions by and distribution to equity holders	1,153,465	2,541,643	–	1,898,223	–	–	–	4,439,866

Balance at December 31, 2018	79,957,677	$131,025,150	$648,820	$38,253,772	$(305,520)	$–	$(90,287,611)	$79,334,611

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the nine-month periods ended December 31, 2018 and 2017

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	22,283,035	22,283,035	–	(8,191,475)	(8,191,475)	14,091,560
Other comprehensive income for the period	–	–	–	–	99,835	32,215	–	132,050	–	–	–	132,050
Total comprehensive income (loss) for the period	–	–	–	–	99,835	32,215	22,283,035	22,415,085	–	(8,191,475)	(8,191,475)	14,223,610

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	781,085	–	–	–	781,085	660,611	–	660,611	1,441,696
DSUs released (note 9 (b))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Share options exercised (note 9 (a))	66,000	168,860	–	(56,594)	–	–	–	112,266	–	–	–	112,266
Liability settled in shares (note 9 (c))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
Loss of control of subsidiary (note 14 (a)(i))	–	–	–	–	–	–	–	–	(2,739,050)	505,077	(2,233,973)	(2,233,973)
Total contributions by and distribution to equity holders	752,625	1,096,930	–	644,491	–	–	–	1,741,421	(2,078,439)	505,077	(1,573,362)	168,059

Changes in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options	–	–	–	1,466,459	–	–	–	1,466,459	(1,466,459)	–	(1,466,459)	–
Exercice of warrants	–	–	–	155,720	–	–	–	155,720	(71,966)	300,496	228,530	384,250
Fees related to past financing of Acasti	–	–	–	(52,452)	–	–	–	(52,452)	–	(102,011)	(102,011)	(154,463)
Convertible debenture interest settled in shares	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiaries	–	–	–	1,574,746	–	–	–	1,574,746	(1,538,425)	250,450	(1,287,975)	286,771

Total transactions with equity holders	752,625	1,096,930	–	2,219,237	–	–	–	3,316,167	(3,616,864)	755,527	(2,861,337)	454,830

Balance at December 31, 2017	78,721,212	$128,298,273	$648,820	$35,554,373	$(320,217)	$24,917	$(74,727,488)	$89,478,678	$—	$—	$—	$89,478,678

See accompanying notes to unaudited consolidated interim financial statements.

neptune wellness solutions inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Cash flows used in operating activities:
Net income (loss) for the period	$(3,658,027)	$1,341,649	$(10,807,946)	$14,091,560
Adjustments:
Depreciation of property, plant and equipment	622,489	671,232	1,747,634	2,030,591
Amortization of intangible assets	181,263	180,723	543,789	743,333
Stock-based compensation	900,583	528,736	2,784,910	1,441,696
Impairment loss on inventories (note 5)	—	—	—	1,719,362
Gain on loss of control of subsidiary (note 14 (a)(i))	—	(8,783,613)	—	(8,783,613)
Recognition of deferred revenues	—	(319,769)	(107,635)	(540,029)
Amortization of deferred lease inducements	(14,839)	(14,839)	(44,517)	(44,516)
Net finance (income) expense	(30,820)	419,203	170,782	1,847,369
Realized foreign exchange loss	(6,004)	(156,698)	(53,402)	(372,005)
Net gain on sale of assets, excluding transaction costs and severances	—	(82,090)	—	(25,544,262)
Charge on settlement of liability	—	—	—	90,385
Income taxes expense	61,344	52,778	153,918	39,581
Net loss from sale of property, plant and equipment	—	—	32,333	—
	(1,944,011)	(6,162,688)	(5,580,134)	(13,280,548)
Changes in operating assets and liabilities (note 13 (a))	48,042	492,236	707,071	7,231,290
	(1,895,969)	(5,670,452)	(4,873,063)	(6,049,258)
Cash flows from (used in) investing activities:
Maturity of previously restricted short-term investments	2,362,000	12,000	2,362,000	519,000
Acquisition of short-term investments	—	—	—	(184,000)
Proceeds on sale of assets (note 4)	—	—	—	43,075,587
Interest received	62,746	99,606	196,926	146,671
Acquisition of property, plant and equipment	(2,070,876)	(366,190)	(5,929,622)	(668,495)
Acquisition of intangible assets	(204,355)	(112,119)	(357,492)	(3,702,336)
Cash reduction related to loss of control of Acasti (note 14 (a)(i))	—	(2,666,122)	—	(2,666,122)
	149,515	(3,032,825)	(3,728,188)	36,520,305
Cash flows used in financing activities:
Variation of the bank line of credit (note 13 (c))	(590,000)	—	(490,000)	—
Repayment of loans and borrowings (note 13 (c))	(351,576)	(2,818,113)	(1,088,437)	(19,020,830)
Interest paid	(73,131)	(123,998)	(224,897)	(794,942)
Penalty on debt reimbursement (note 10)	—	—	—	(263,483)
Settlement of derivative swap agreements	—	—	—	(58,999)
Issuance of shares costs (note 9 (c))	—	—	—	(9,930)
Proceeds from exercise of options (note 9 (a))	239,504	112,266	1,654,956	112,266
Proceeds from Acasti warrants	—	384,250	—	384,250
Payment of Acasti public offering and debt issuance transaction costs	—	—	—	(421,070)
	(775,203)	(2,445,595)	(148,378)	(20,072,738)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	63,278	147,065	57,910	(24,777)
Net (decrease) increase in cash and cash equivalents	(2,458,379)	(11,001,807)	(8,691,719)	10,373,532
Cash and cash equivalents beginning of periods	18,053,767	37,177,702	24,287,107	15,802,363
Cash and cash equivalents end of periods	$15,595,388	$26,175,895	$15,595,388	$26,175,895

Cash and cash equivalents is comprised of:
Cash	$4,491,045	$4,668,690	$4,491,045	$4,668,690
Cash equivalents	11,104,343	21,507,205	11,104,343	21,507,205

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated interim Financial Statements

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune"), previously known as Neptune Technologies and Bioressources Inc. before September 21, 2018, is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiary, Biodroga Nutraceuticals Inc. ("Biodroga"). The comparative period includes operating results of Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at December 31, 2018, the investment in Acasti is presented in "Other financial asset" in the consolidated interim statement of financial position (refer to note 14 (a)(i)). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada (refer to note 18) to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2018.

The consolidated interim financial statements were approved by the Board of Directors on February 13, 2019.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 11); and
•	Financial asset which is measured at fair value (note 14 (a)(i)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiary’s functional currency.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (note 15);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense; and
•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

New standards and interpretations adopted during the nine-month period ended December 31, 2018:

(a)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of IFRS 9 has not had a significant effect on the Corporation’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

(i)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. If both of these conditions are not met, a financial asset is measured at fair value through profit or loss unless the Corporation initially designates it at fair value through other comprehensive income or loss when some conditions are respected.

Some assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

(ii)	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. The new impairment model applies to financial assets measured at amortized costs, contracts assets and debt investments at fair value through other comprehensive income or loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The Corporation establishes an impairment loss allowance using an expected credit loss model, by considering past events, current conditions and forecasts of future economic conditions. There was no material impact on the consolidated interim financial statements resulting from the adoption of an expected credit loss model.

The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Corporation’s financial assets as at March 31, 2018:

	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
				$	$

Financial Assets
Cash and cash equivalents		Loans and receivables	Amortized cost	24 287 107	24 287 107
Short-term investments		Loans and receivables	Amortized cost	2 410 000	2 410 000
Trade and other receivables	(1)	Loans and receivables	Amortized cost	5 590 847	5 590 847
Interest rate swap agreement	(2)	Fair value - hedging instrument	Fair value - hedging instrument	19 090	19 090
Investment in Acasti	(3)	Available-for-sale	Fair value through other comprehensive income (loss)	6 585 740	6 585 740

(1)

IFRS 9 requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation considered reasonable and supportable information that were relevant and available without undue costs or effort, which includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and insurance. The Corporation determined that there was no impact on its consolidated financial statements.

(2)

IFRS 9 requires the Corporation to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The hedging relationship designated under IAS 39 met the criteria for hedge accounting under IFRS 9 and is therefore regarded as continuing hedging relationship. The adoption of IFRS 9 had no impact on the Corporation’s hedge accounting.

(3)

On transition, the Corporation may irrevocably designate a financial asset at fair value through other comprehensive income or loss. The Corporation chose to designate the investment in Acasti as an investment in an equity instrument measured at fair value through other comprehensive income (loss). Therefore, there is no impact to opening retained earnings for the change in fair value recorded last year because the change in fair value was already recorded in other comprehensive income. The change in fair value continues to be recognized in other comprehensive income (loss) and will never be reclassified to net income or loss.

(b)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

The Corporation’s normal business operations consist of offering turnkey solutions. Operations will also include the production of cannabis extracts and oils starting in upcoming months. The accounting policy described in the Corporation’s 2018 annual consolidated financial statements states that all income relating to sale of goods is recognized as revenue on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Having completed the five-step analysis, the Corporation identified contracts with customers and performance obligation therein, determined transaction price and confirmed the appropriateness of its revenue recognition policy being at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with the practice under IAS 18. The adoption of IFRS 15 did not affect the Corporation’s cash flows from operating, investing or financing activities. Furthermore, the impact on the timing of revenue recognition was not material as the treatment is consistent under IFRS 15 and IAS 18.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under IAS 18. The disclosures are included in note 16. Effective April 1st, 2018, the Corporation adopted IFRS 15 using the cumulative effect transition method, with the effect of adopting this standard recognized on April 1st, 2018, the date of the initial application. Accordingly, the information presented for fiscal year ended March 31, 2018 has not been restated. It remains as previously reported under IAS 18.

(c)	Amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Adoption of the amendments to IFRS 2 did not have material impact on the Corporation’s consolidated interim financial statements.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month and nine-month periods ended December 31, 2018 and 2017, and have not been applied in preparing these consolidated interim financial statements.

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

(b)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

4.	Exit of krill oil manufacturing and distribution activities:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker”) concluded an agreement whereby Aker acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker becomes exclusive krill oil supplier to Neptune’s turnkey nutrition solutions business.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy. The krill oil manufacturing and distribution sales were respectively $0.9 million and $3.0 million for the three-month and nine-month periods ended December 31, 2017 and the gross margin on sales, excluding the impairment loss on inventories of $1.7 million, were respectively nominal and $1.2 million for the three-month and nine-month periods ended December 31, 2017.

5.	Inventories:

	December 31,	March 31,
	2018	2018

Raw materials	$3,437,600	$3,358,264
Work in progress	777,641	474,057
Finished goods	903,158	675,031
Supplies and spare parts	741,919	753,977
	$5,860,318	$5,261,329

Cost of sales for the three-month period ended December 31, 2018 was comprised of inventory costs of $4,172,428 (2017 - $5,166,907) and other costs of $137,759 (2017 - $132,777).

Cost of sales for the nine-month period ended December 31, 2018 was comprised of inventory costs of $12,330,188 (2017 - $13,638,581), other costs of $369,212 (2017 - $416,138) and impairment loss on inventories of nil (2017 - $1,719,362).

6.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2018	$228,630	$19,711,328	$21,624,953	$149,896	$94,769	$41,809,576
December 31, 2018	228,630	21,012,913	24,348,903	128,191	155,565	45,874,202

7.	Intangible assets:

	Non-compete	Customer	License	Computer
	agreements	relationships	agreements	software	Total

Net carrying amounts:
March 31, 2018	$102,889	$3,179,233	$1,954,241	$71,271	$5,307,634
December 31, 2018	2,890	2,871,730	4,536,162	265,394	7,676,176

During the three-month and nine-month periods ended December 31, 2018, the Corporation entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry. An intangible asset of $2,718,208 has been recorded related to the agreement with a corresponding amount in liabilities. The amount of liabilities consist of an upfront payment of $1,768,260 (US$1,300,000, which has been paid in February 2019) and payments in the next twelve months based on minimum volume commitments of $147,000

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017 presented as trade and other payables and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $802,948 presented as long-term payable. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 33 months period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules.

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	December 31,	March 31,
	2018	2018

Loans and borrowings:

Loan, bearing interest at prime rate plus 1,70% (plus 2.25% before December 21, 2018), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, tangible and intangible, and reimbursable in monthly principal payments of $89,286 with a final payment of $2,242,844 on December 2019. The Corporation is subject to certain financial covenants under this secured loan. As at December 31, 2018, Neptune was in compliance with these financial covenants. The short-term investment of $2,350,000 reserved as pledge for the loan has been completely released on October 25, 2018. Amounts received are net of transaction costs of $119,433.

	$3,105,558	$3,891,077

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, expiring on August 31, 2019.	—	490,000

Finance lease liabilities, interest rate of 7.13%, payable in monthly instalments of $386, maturing in March 2019.	1,158	18,683

Balance of purchase price bearing interest at 5%, reimbursed during the period.	—	261,596

	3,106,716	4,661,356
Less current portion of loans and borrowings	3,106,716	4,661,356
Loans and borrowings	$—	$—

9.	Capital and other components of equity:
(a)	Share options exercised:

During the nine-month period ended December 31, 2018, Neptune issued 1,017,908 common shares of the Corporation at a weighted average exercise price of $1.63 per common share for a total cash consideration of $1,654,956.

During the nine-month period ended December 31, 2017, Neptune issued 66,000 common shares of the Corporation at a weighted average exercise price of $1.70 per common share for a total cash consideration of $112,266.

(b)	DSUs released:

During the nine-month period ended December 31, 2018, Neptune issued 135,557 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.51 per common share for past services.

During the nine-month period ended December 31, 2017, Neptune issued 55,944 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $1.43 per common share for past services.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

(c)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issuance costs related to this transaction amounted to $9,930 and were recorded against share capital.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at December 31, 2018 and March 31, 2018:

		December 31,		March 31,
		2018		2018
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants (i)	750 000	$648 820	750 000	$648 820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019.
10.	Finance income and finance costs:

(a) Finance income:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Interest income	$62,746	$99,606	$196,926	$146,671
Foreign exchange gain	57,275	—	4,509	—
Finance income	$120,021	$99,606	$201,435	$146,671

(b) Finance costs:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Interest charges and other finance costs	$(89,201)	$(97,725)	$(372,217)	$(972,413)
Interest expense on unsecured convertible debentures	—	(92,047)	—	(275,140)
Penalty on reimbursement, loss on financing and discounted fees on debt reimbursement	—	(355,033)	—	(920,429)
Foreign exchange loss	—	(9,633)	—	(171,398)
Finance costs	$(89,201)	$(554,438)	$(372,217)	$(2,339,380)

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

11. Share-based payments:

At December 31, 2018, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The number and weighted average exercise prices of stock options are as follows:

		2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.92	10,091,546	$1.92	3,765,000
Granted	4.56	258,062	1.90	7,501,980
Exercised (note 9 (a))	1.66	(717,908)	1.70	(66,000)
Forfeited	4.65	(26,000)	1.54	(816,435)
Expired	—	—	2.91	(210,000)
Options outstanding at December 31, 2018 and 2017	$2.00	9,605,700	$1.92	10,174,545

Options exercisable at December 31, 2018 and 2017	$1.95	2,245,639	$1.96	2,370,667

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Nine-month period ended December 31, 2018	Nine-month period ended December 31, 2017

Exercise price	$4.56	$1.90
Share price	$4.81	$1.81
Dividend	‒	‒
Risk-free interest	1.96%	1.50%
Estimated life (years)	3.50	3.93
Expected volatility	54.13%	48.59%

The weighted average fair value of the options granted to employees during the nine-month period ended December 31, 2018 is $2.04 (2017 - $0.68).

Stock-based compensation recognized under this plan amounted to $881,952 and $2,656,066, respectively, for the three-month and nine-month periods ended December 31, 2018 (2017 - $233,630 and $530,686).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at December 31, 2018, all performance options were vested.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

The number and weighted average exercise prices of performance options are as follow:

	2018		2017
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.55	325,000	$1.55	475,000
Exercised (note 9 (a))	1.55	(300,000)	—	—
Forfeited	—	—	1.55	(150,000)
Options outstanding at December 31, 2018 and 2017	$1.55	25,000	$1.55	325,000

Options exercisable at December 31, 2018 and 2017	$1.55	25,000	$1.55	108,333

Stock-based compensation recognized under this plan amounted to nil and $40,942, respectively, for the three-month and nine-month periods ended December 31, 2018 (2017 – ($34,545) and ($17,485)).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2018		2017
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2018 and 2017	$1.50	570,752	$1.60	425,354
Granted	3.79	19,788	1.27	201,342
Released through the issuance of common shares (note 9 (b))	1.51	(135,557)	1.43	(55,944)
DSUs outstanding at December 31, 2018 and 2017	$1.60	454,983	$1.50	570,752

DSUs exercisable at December 31, 2018 and 2017	$1.43	276,844	$1.50	356,630

Of the 454,983 DSUs outstanding as at December 31, 2018, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, 13,192 DSUs vest upon achievement of performance conditions to be achieved no later than March 31, 2019, 6,596 DSUs vest upon services to be rendered during a period of twelve months from date of grant and 275,195 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the nine-month period ended December 31, 2018 was $3.79 (2017 - $1.27).

Stock-based compensation recognized under this plan amounted to $18,631 and $87,902, respectively, for the three-month and nine-month periods ended December 31, 2018 (2017 – ($127) and $267,884).

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

12.	Income (loss) per share:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Weighted average number of common shares	79,903,031	78,667,951	79,396,216	78,539,581
Dilutive effect of deferred share units	—	393,790	—	347,630
Dilutive effect of stock options	—	75,947	—	—
Weighted average number of diluted shares	79,903,031	79,137,688	79,396,216	78,887,211

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	10,835,683	10,270,573	10,835,683	11,453,434

Stock options, deferred share units and warrants could be dilutive in the future.

13.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Trade and other receivables	$1,040,951	$(1,253,723)	$1,692,699	$11,345,867
Tax credits receivable	(446)	122,693	12,311	121,220
Prepaid expenses	(212,112)	(952,594)	(576,205)	(922,068)
Inventories	305,779	347,136	(598,989)	(5,416,158)
Trade and other payables	(902,868)	2,157,991	109,851	2,020,051
Deferred revenues	(183,262)	70,733	67,404	82,378
Changes in operating assets and liabilities	$48,042	$492,236	$707,071	$7,231,290

(b)	Non-cash transactions:

	December 31,	December 31,
	2018	2017

Acquired property, plant and equipment included in trade and other payables	$371,745	$45,949
Intangible assets included in trade and other payables	2,297,027	267,377
Intangible assets included in long-term payables	960,962	517,106
Liability settlement in shares	—	858,000
Acasti convertible debenture interest paid in shares of subsidiary	—	56,984

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash used in financing activities		Non-cash changes
	Balance as at March 31, 2018	Proceeds	Repayments	Accretion of interest	Financing and discounted fees	Changes in fair value	Balance as at December 31, 2018

Loan	$3,891,077	$–	$(803,574)	$23,797	$(5,742)	$–	$3,105,558
Balance of purchase price	261,596	–	(261,596)	–	–	–	–
Bank line of credit	490,000	–	(490,000)	–	–	–	–
Finance lease liabilities	18,683	–	(17,525)	–	–	–	1,158
Total long-term debt	$4,661,356	$–	$(1,572,695)	$23,797	$(5,742)	$–	$3,106,716

Interest rate swap asset used for hedging	$(19,090)	$–	$–	$–	$–	$19,090	$–

14.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti and derivative swap agreement.

(i)	Investment in Acasti:

On December 27, 2017, the Corporation determined that it had lost de facto control of its subsidiary Acasti and therefore ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $5,773,751 or $1.14 per share as at December 31, 2018 ($6,585,740 or $1.30 per share as at March 31, 2018). This investment was measured using Acasti’s stock market price, a level 1 input. The change in fair value of the investment amounted to a loss of $2,837,867 and $811,989, respectively for the three-month and nine-month periods ended December 31, 2018. These losses were recognized in other comprehensive income (loss).

(ii)	Derivative swap agreement:

The Corporation used interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation had designated its interest rate swap as a cash flow hedge for which it used hedge accounting. The interest rate swap, presented in current asset, expired on December 27, 2018 (asset of $19,090 as at March 31, 2018).

The level 2 fair value determination of the interest rate swap was measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk were also taken into consideration in determining fair value. The interest rate swap was decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

15.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient for a period of 11 years. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,936,656 (US$4,353,345).

(ii)

In regards to the Phase 1 capital expenditures to convert the production facility for the extraction of cannabis oil, a total capital expenditure commitment of $23,861 remains as at December 31, 2018. Another capital expenditure of $4,800,000 was approved by the Board for Phase 2 capacity expansion. As at December 31, 2018, Neptune signed various capital expenditure contracts related to this second investment amounting to $3,441,364 of which $210,723 is included in trade and other payable and $1,531,333 has been paid.

(iii)	As at December 31, 2018, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $496,057.
(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments as severance entitlements under his employment contract. The Corporation intends to vigorously defend against this claim. Neptune also filed a counterclaim to recover approximately $530,000 from this former officer. All outstanding share-based payments held by the former CEO were cancelled in a prior year. A trial date is currently scheduled for hearing in May and June 2019.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period, for a claim of approximately $1,700,000. Neptune filed a motion challenging the validity and interpretation of certain clauses of the agreement, which position is contested by the former CEO. The counterclaim amount that the Corporation is seeking from the former CEO is approximately $2,100,000. The Corporation intends to vigorously defend against the former CEO’s claim. Hearing of the case was completed on February 7, 2019. The case is pending judgment from the Court.

(iii)

The Corporation initiated arbitration against a krill oil customer that owed approximately $5,045,690 (US$3,700,000). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the nine-month period ended December 31, 2018, the counterclaim amount was amended to $193 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration is currently scheduled for hearing in July 2019.

The outcome of these and various other claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, no additional provision has been recognised as of December 31, 2018.

16.	Operating segments:

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had three reportable segments which were the Corporation’s strategic business units, the nutraceutical, the cannabis and the cardiovascular segments. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the current strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting now presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the extraction, purification and formulation of cannabis oil extracts and is now presented under the cannabis segment information.

(a)	Information about reportable segments:

Three-month period ended December 31, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$6,538,168	$—		$6,538,168
Gross margin	2,227,981	—		2,227,981

Research and development expenses net of credits and grants	(130,405)	(1,646,702)		(1,777,107)
Selling, general and administrative expenses	(1,203,067)	(497,045)		(1,700,112)
Segment income (loss) from operating activities before corporate expenses	894,509	(2,143,747)		(1,249,238)

Unallocated costs:
Corporate general and administrative expenses			$(2,378,265)	(2,378,265)
Net finance income			30,820	30,820
Income tax expense			(61,344)	(61,344)
Net loss				(3,658,027)

Depreciation and amortization	(187,914)	(560,675)	(55,163)	(803,752)
Stock-based compensation	(125,708)	(277,252)	(497,623)	(900,583)
Reportable segment assets (1)	21,097,207	49,433,716	22,084,585	92,615,508
Reportable segment liabilities	7,721,642	3,619,992	1,939,263	13,280,897
(1)	The corporate reportable segment assets include the investment in Acasti.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

Three-month period ended December 31, 2017:

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$7,314,664	$—	$—		$—	$7,314,664
Gross margin	2,014,980	—	—		—	2,014,980

Research and development expenses net of tax credits and grants	(42,257)	(1,441,134)	(4,260,539)		580,707	(5,163,223)
Selling, general and administrative expenses	(1,022,688)	(289,174)	(907,984)		—	(2,219,846)
Other income - net gain on sale of assets	(147,397)	—	—		—	(147,397)
Segment income (loss) from operating activities before corporate expenses	802,638	(1,730,308)	(5,168,523)		580,707	(5,515,486)

Gain on loss of control of subsidiary	—	—	—	$8,783,613	—	8,783,613

Unallocated costs:
Corporate general and administrative expenses				(1,454,497)		(1,454,497)
Net finance costs				(419,203)		(419,203)
Income tax expense				(52,778)		(52,778)
Net income						1,341,649

Depreciation and amortization	(186,232)	(524,464)	(670,225)	(51,741)	580,707	(851,955)
Stock-based compensation	(3,811)	(65,859)	(329,779)	(129,287)	—	(528,736)
Reportable segment assets	24,636,134	41,381,171	6,079,271	27,660,733	—	99,757,309
Reportable segment liabilities	8,157,712	536,468	—	1,584,451	—	10,278,631

Nine-month period ended December 31, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$18,777,897	$—		$18,777,897
Gross margin	6,078,497	—		6,078,497

Research and development expenses net of credits and grants	(316,001)	(4,825,673)		(5,141,674)
Selling, general and administrative expenses	(3,386,407)	(1,472,600)		(4,859,007)
Segment income (loss) from operating activities before corporate expenses	2,376,089	(6,298,273)		(3,922,184)

Unallocated costs:
Corporate general and administrative expenses			$(6,561,062)	(6,561,062)
Net finance costs			(170,782)	(170,782)
Income tax expense			(153,918)	(153,918)
Net loss				(10,807,946)

Depreciation and amortization	(562,047)	(1,571,233)	(158,143)	(2,291,423)
Stock-based compensation	(369,348)	(801,603)	(1,613,959)	(2,784,910)
Reportable segment assets (1)	21,097,207	49,433,716	22,084,585	92,615,508
Reportable segment liabilities	7,721,642	3,619,992	1,939,263	13,280,897
(1)	The corporate reportable segment assets include the investment in Acasti.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

Nine-month period ended December 31, 2017:

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$20,640,397	$—	$—		$—	$20,640,397
Gross margin	4,866,316	—	—		—	4,866,316

Research and development expenses net of tax credits and grants	(780,234)	(1,441,135)	(9,591,505)		1,742,121	(10,070,753)
Selling, general and administrative expenses	(3,949,419)	(289,174)	(2,761,477)		—	(7,000,070)
Other income - net gain on sale of assets	23,723,680	—	—		—	23,723,680
Segment income (loss) from operating activities before corporate expenses	23,860,343	(1,730,309)	(12,352,982)		1,742,121	11,519,173

Gain on loss of control of subsidiary	—	—	—	$8,783,613	—	8,783,613

Unallocated costs:
Corporate general and administrative expenses				(4,324,276)		(4,324,276)
Net finance costs				(1,847,369)		(1,847,369)
Income taxes expense				(39,581)		(39,581)
Net income						14,091,560

Depreciation and amortization	(1,630,402)	(524,465)	(2,005,019)	(356,162)	1,742,121	(2,773,927)
Stock-based compensation	(157,359)	(65,859)	(660,611)	(557,867)	—	(1,441,696)
Reportable segment assets	24,636,134	41,381,171	6,079,271	27,660,733	—	99,757,309
Reportable segment liabilities	8,157,712	536,468	—	1,584,451	—	10,278,631
(b)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period			Three-month period
	ended December 31, 2018			ended December 31, 2017
	Nutraceutical	Royalties	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$2,399,807	$938	$2,400,745	$3,531,640	$319,668	$3,851,308
United States	3,400,462	405,013	3,805,475	2,834,489	184,496	3,018,985
Other countries	331,948	—	331,948	444,371	—	444,371
	$6,132,217	$405,951	$6,538,168	$6,810,500	$504,164	$7,314,664

	Nine-month period			Nine-month period
	ended December 31, 2018			ended December 31, 2017
	Nutraceutical	Royalties	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$6,389,366	$3,220	$6,392,586	$8,689,670	$425,853	$9,115,523
United States	9,676,305	1,160,905	10,837,210	9,258,320	558,560	9,816,880
Other countries	1,548,101	—	1,548,101	1,707,994	—	1,707,994
	$17,613,772	$1,164,125	$18,777,897	$19,655,984	$984,413	$20,640,397

The Corporation’s property, plant and equipment and intangible assets are mainly located in Canada.

NEPTUNE wellness solutions INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and nine-month periods ended December 31, 2018 and 2017

17.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2018 and 2017:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017

Short-term benefits (1)	$578,835	$820,912	$1,880,968	$2,744,588
Share-based compensation costs (2)	734,517	413,924	2,314,897	1,142,885
	$1,313,352	$1,234,836	$4,195,865	$3,887,473

(1)	Amounts of $244,604 and $735,244 respectively are included related to key management personnel of Acasti for the three-month and nine-month periods ended December 31, 2017.
(2)	Amounts of $230,667 and $444,556 respectively are included related to key management personnel of Acasti for the three-month and nine-month periods ended December 31, 2017.

18.	Subsequent event:

On January 7, 2019, the Corporation announced that it has received its license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products and services to other license holders.